SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated September 9, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                   Form 40-F  ☐

Enclosures:

1.                                           Nokia Press Release dated September 9, 2004 and titled:

Nokia expects to exceed its previous third-quarter 2004 guidance:

Third quarter expected to result in EPS (diluted) of EUR 0.11 – EUR 0.13 and net sales of EUR 6.8 billion – EUR 6.9 billion

PRESS RELEASE

Nokia expects to exceed its previous third-quarter 2004 guidance:

Third quarter expected to result in EPS (diluted) of EUR 0.11 – EUR 0.13 and net sales of EUR 6.8 billion – EUR 6.9 billion

September 9, 2004 - Helsinki, Finland - Nokia today raised its guidance for the third quarter 2004.

Based on the developments in the first two months of the third quarter 2004, EPS (diluted) for Nokia is expected to be EUR 0.11 – EUR 0.13 compared to the previous guidance range of EUR 0.08 to EUR 0.10, as given on July 15, 2004.  Net sales for the company are expected to reach EUR 6.8 billion – EUR 6.9 billion (previous guidance EUR 6.6 billion – EUR 6.8 billion).

The global mobile device market has continued its strong volume growth in the third quarter 2004, and Nokia expects healthy sequential volume growth in its mobile device sales. The company has been able to deliver mobile devices in higher volumes than previously estimated despite industry-wide tightness in some components.

Higher than expected volumes and cost control are anticipated to result in higher than expected net sales and EPS (diluted).

Nokia will report full third quarter 2004 results on October 14, 2004.

A conference call for investors is scheduled for 3:30 PM Helsinki time, 1:30 PM London time, and 8:30 AM New York time on September 9, 2004.

Investors outside North America:  +1 706 634-5012

Investors in North America: +1 888 636-1561

A replay of the conference call will be available on the following:

Investors outside North America:  +1 706 645 9291

Investors in North America: +1 800 642 1687

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution launches and deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘foresee’’ or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel